Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On March 16, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
 400 S. LaSalle Street
Chicago, IL  60605

For Immediate Release

FOR SECOND CONSECUTIVE WEEK, CBOE EXPERIENCES
RECORD VOLUME IN OPTIONS ON THE S&P 500 INDEX (SPX);
Volume Of 5.0M Driven By Busiest Single Day Of SPX Trading In CBOE History

CHICAGO, March 16, 2007 — The Chicago Board Options Exchange (CBOE) announced that, for the second consecutive week, the Exchange experienced the busiest weekly trading activity for options on the S&P 500 Index (SPX) in CBOE history.  Volume during the week of March 12—19, 2007 totaled a reported 5,051,009 contracts traded, besting the previous record of 4.35 million contracts set just a week ago (March 5—9, 2007).

This week’s record SPX volume was driven, in part, by the highest single-day of SPX trading in CBOE history when 1,833,022 contracts traded on Wednesday, March 14, 2007, which topped the previous high of 1,287,151 contracts traded on May 19, 2006.   Month-to-date, SPX volume stands at 11,235,112 contracts, with an average daily volume of 936,259 contracts traded during March.

During 2006, SPX was CBOE’s most-actively traded product with volume totaling a record 104.3 million contracts.  SPX average daily volume of 415,588 contracts on the year was an increase of 46% over the previous year.  During February 2007, SPX average daily volume at CBOE was 529,671 contracts, up 50% from February 2006.

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.

CBOE Contacts:

Lynne Howard-Reed                           Gary Compton

(312) 786-7123                                       (312) 786-7612

howardl@cboe.com                             comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.  SPXSM is a service mark of Chicago Board Options Exchange, Incorporated.  S&P® and S&P 500® are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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